Exhibit 99.2

Denne melding til obligasjonseierne er kun utarbeidet på engelsk. For informasjon vennligst kontakt Nordic Trustee AS.

To the bondholders in each of:

ISIN:	NO 0010736481	- FRN Golar LNG Partners LP Senior Unsecured Bond Issue 2015/2020 (the “GOLP02 Bond Issue”)
ISIN:	NO 0010786056	- FRN Golar LNG Partners LP Senior Unsecured Bond Issue 2017/2021 (the “GOLP03 Bond Issue”)

Oslo, 5 May 2020

Notice from Bondholders’ Meetings

Today Bondholders’ Meetings were held pursuant to the Summons to Bondholders’ Meetings dated 17 April 2020 (the “Summons”). All capitalized terms used but not defined herein shall have the meaning assigned to them in each of the relevant bond agreements and the Summons.

GOLP02 Bond Issue:

There were sufficient Voting Bonds present at the Bondholders’ Meeting to form a quorum. The Proposal obtained 94.33 % of the votes, and the Proposal was adopted according to the voting requirements of the Bond Agreement and the Bond Trustee is authorised to take the necessary actions to implement the Proposal.

GOLP03 Bond Issue:

There were sufficient Voting Bonds present at the Bondholders’ Meeting to form a quorum. The Proposal obtained 100.00 % of the votes, and the Proposal was adopted according to the voting requirements of the Bond Agreement and the Bond Trustee is authorised to take the necessary actions to implement the Proposal.

As the Proposals were adopted, the Issuer will pay an Amendment Fee in accordance with the Summons:

Record Date:	5 May 2020
Payment Date:	20 May 2020
Amount:	0.5% of the par value

Yours sincerely

Nordic Trustee AS

PO Box 1470 Vika, N-0116 Oslo, Kronprinsesse Märthas Plass 1, Oslo, nordictrustee.com